

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

August 26, 2009

Via U.S. Mail and Facsimile to (212) 682-0141

Kenneth G. Torosian
Chief Financial Officer
Medialink Worldwide Incorporated
708 Third Avenue, 8th Floor
New York, New York 10017

      **RE: Medialink Worldwide Incorporated
               Preliminary Proxy Statement on Schedule 14A, as amended by
               Amendment No. 2
               Filed August 24, 2009
               File No. 000-21989**

Dear Mr. Torosian:

      We have completed our review of your preliminary proxy statement and, at this time, have no further comments.

                           Sincerely,

                           /s/ Larry Spirgel
                           Larry Spirgel
                           Assistant Director

cc: via facsimile to (516) 829-6509
           Ted Tashlik, Esq.
           Tashlik, Kreutzer, Goldwyn & Crandell P.C.